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                           February 27, 2023

       Sean Peace
       Manager
       RoyaltyTraders LLC
       1053 East Whitaker Mill Rd., Suite 115
       Raleigh, NC 27604

                                                        Re: RoyaltyTraders LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendments No. 11 and 12
                                                            Filed February 17,
2023 and February 22, 2023
                                                            File No. 024-11532

       Dear Sean Peace:

                                                        This is to advise you
that we do not intend to review your amendments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel at 202-551-3350 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Andrew Stephenson